UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 11-K

         [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended December 31, 1994

                               OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from....................to.....................

Commission file number 0-15105


A. Full title of the plan: Scott & Stringfellow Financial, Inc. 1992 Employee Stock Purchase Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices: Scott & Stringfellow Financial, Inc. 909 East Main Street Richmond, Virginia 23219


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              SCOTT & STRINGFELLOW FINANCIAL, INC.
               1992 EMPLOYEE STOCK PURCHASE PLAN

                             INDEX


                                                    Page Number

 FINANCIAL STATEMENTS

          Report of Independent Auditors                      3

          Statements of Financial Condition -
          December 31, 1994 and December 31, 1993             4

          Statements of Income and Changes in Plan Equity
          Years ended December 31, 1994 and December 31, 1993 5

          Notes to Financial Statements                       6

          Signatures                                          9

          Consent of Independent Auditors                     10


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                  Independent Auditors' Report


  Administrative Committee
  Scott & Stringfellow Financial, Inc.
  1992 Employee Stock Purchase Plan:


  We have audited the accompanying statements of financial condition of the Scott & Stringfellow Financial, Inc. 1992 Employee Stock Purchase Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Scott & Stringfellow Financial, Inc. 1992 Employee Stock Purchase Plan as of December 31, 1994 and 1993, and the results of its operations and changes in plan equity for the years then ended in conformity with generally accepted accounting principles.



  KPMG Peat Marwick LLP


  Richmond, Virginia
  March 3, 1995


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                SCOTT & STRINGFELLOW FINANCIAL, INC.
                 1992 EMPLOYEE STOCK PURCHASE PLAN

                 Statements of Financial Condition

                    December 31, 1994 and 1993


                                        1994       1993
ASSETS

Investment - 80,803 shares in 1994 and 37,494
  shares in 1993 of Scott & Stringfellow
  Financial, Inc. common stock, at market
  value (cost of $830,010 and $468,599, in
  1994 and 1993, respectively)(note 7)   $ 888,833   $ 534,290
Cash in trust                              103,671     110,467
Accrued dividends and interest               7,339       3,359
Receivable from Scott & Stringfellow
  Financial, Inc. (note 3)                   3,491          -

  Total assets                         $ 1,003,334   $ 648,116

LIABILITIES AND PLAN EQUITY

Due to Scott & Stringfellow
  Financial, Inc. (Note 3)                $ 83,876   $ 110,463
Due to participants                           -          5,192

  Total liabilities                         83,876     115,655

Plan equity                                919,458     532,461

  Total liabilities and plan equity    $ 1,003,334   $ 648,116



See accompanying notes to financial statements.


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               SCOTT & STRINGFELLOW FINANCIAL, INC.
                 1992 EMPLOYEE STOCK PURCHASE PLAN

          Statements of Income and Changes in Plan Equity

              Years ended December 31, 1994 and 1993


                                          1994         1993

Investment income:

Dividend income on Scott & Stringfellow
  Financial, Inc. common stock            $ 25,879    $ 15,802
Interest                                     1,698       1,394
Unrealized appreciation (depreciation) in
  fair value of investment (note 4)         -6,868      65,690
Realized gains on sales and distributions
  of investments in Scott & Stringfellow
  Financial Inc. common stock (note 5)      14,004         170

  Total investment income                   34,713      83,056

Participant contributions                  426,426     455,805

Participant withdrawals                    -74,142      -6,400

  Net increase in plan equity              386,997     532,461

Plan equity - beginning of year            532,461        _

Plan equity - end of year                $ 919,458   $ 532,461



  See accompanying notes to financial statements.


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           SCOTT & STRINGFELLOW FINANCIAL, INC.
             1992 EMPLOYEE STOCK PURCHASE PLAN

               Notes to Financial Statements

                December 31, 1994 and 1993

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Scott & Stringfellow Financial, Inc. 1992 Employee Stock Purchase Plan (the Plan).

(a)       Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, interest and dividend income are recognized as earned; Plan contributions and withdrawals are recognized when incurred; and realized gains or losses on sales and distributions of investments and unrealized appreciation or depreciation of investments are recognized as they occur.

(b)       Investments

Marketable investments, including the Plan's investment asset, common stock of Scott & Stringfellow Financial, Inc., are stated at estimated fair value as determined by the Plan's Trustee (generally based upon quoted market prices). Purchases and sales of investments are recorded as of trade date. The cost of investments sold in each Participant's account is based on the first-in, first-out method.

(c)      Federal Income Taxes

The Plan is intended to qualify as an employee stock purchase plan under section 423 of the Internal Revenue Code of 1986, as amended (Section 423). Neither the Plan nor its participants will incur federal income tax as a result of purchasing Scott & Stringfellow Financial, Inc. common stock under the Plan at not less than 85% of fair market value. Interest and dividend income of the Plan allocated to the Participants are taxed directly to the Participants. Participants disposing of the common stock acquired under the Plan will recognize capital gain or loss and may also have ordinary income under the circumstances specified by Section 423.

(d)      Reclassifications

Certain reclassifications of 1993 amounts have been made to conform with 1994 presentations.

(2)   SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)      General

The Plan, which became effective on January 1, 1993, covers all full time and some qualified part-time employees ("Participants") of Scott & Stringfellow Financial, Inc. (the "Company") and its subsidiaries. The Company believes that the Plan is not presently subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by a committee appointed by the Board of Directors of Scott & Stringfellow Financial, Inc. ("Administrative Committee"). The trustee of the Plan is Mellon Bank, N.A. ("Trustee"). The Trustee may acquire shares of Company stock from the Company or, if directed by the Administrative Committee, by purchases on the open market. The Company has reserved 144,000 shares of its common stock for issuance and purchase by employees under the Plan.

(b)       Contributions

Participants may contribute a minimum of $75 per calendar quarter and a maximum of 15% of quarterly base compensation, subject to the annual purchase limitation of section 423. During 1994, this limitation was $21,250. All Particiapant contributions, including reinvestment of dividend and interest income, are invested in the common stock of Scott & Stringfellow Financial, Inc. at 85% of the fair market value, as defined, of the shares on each investment date, which is the last business day of each calendar quarter on which shares of the common stock are traded over-the-counter. Company contributions are made to the plan equal to the difference between participant contributions and the purchase price of Scott & Stringfellow Financial, Inc. common stock when shares are purchased in the open market. There were no Company contributions in 1994 and 1993.

(c)      Participant Accounts

Each participant's account ("Account") is credited with an allocation of shares purchased with the Participant's and Company's contributions and reinvested dividend and interest income allocable to the shares maintained in the
Participant's Account.   Participants are immediately 100% vested in their
Account.   As of December 31, 1994 there were 165 employees participating in the plan.

(d)      Withdrawals and Sales

Participants may withdraw from the Plan at any time and may direct the Trustee to either sell or withdraw the shares held in their Account. Participants may make partial withdrawals once per calendar year. Proceeds of shares sold, less expenses of the sale and any required income tax withholding, are remitted to the withdrawing Participant.

(e)      Plan Termination

The Plan shall terminate when there are no remaining shares of the Company's common stock reserved for the Plan or at any time at the discretion of the Company's Board of Directors.

(3)   RECEIVABLE FROM AND DUE TO SCOTT & STRINGFELLOW FINANCIAL, INC.

The amount receivable from Scott & Stringfellow Financial, Inc. at December 31, 1994 totaling $3,491 represents amounts due as a result of sales of shares of Scott & Stringfellow Financial, Inc. common stock by plan participants.

The amount due to Scott & Stringfellow Financial, Inc. at December 31, 1994 and 1993 totaling $83,876 and $110,463 represent amounts due for the purchase of 8,675 and 8,811 shares of Scott & Stringfellow Financial, Inc. common stock at an average cost of $9.67 and $12.54 per share, respectively.

(4)   UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

During 1994 and 1993, the Plan's investment in Scott & Stringfellow Financial, Inc. common stock appreciated (depreciated) as follows:

                                                        1994      1993

      Unrealized appreciation, end of year           $ 58,822  $ 65,690
      Unrealized appreciation, beginning of year       65,690       -
      Increase (decrease) in unrealized appreciation $ -6,868  $ 65,690

Unrealized appreciation includes the increase in value to Participants as a result of the purchase of shares at 85% of fair market value.

(5)   REALIZED GAINS

The aggregate cost and proceeds/market value relating to realized gains on Scott & Stringfellow Financial, Inc. common stock was as follows:

                                       Proceeds/market
                                       value at date of                 Realized
                                       distribution            Cost       gains
Year ended December 31, 1994:

Sale of common stock                      $ 73,144           $ 62,182   $ 10,962
Distribution of common stock to
 participants                               29,297             26,255      3,042

         Total                           $ 102,441             88,437     14,004

Year ended December 31, 1993:

Distribution of common stock to
  participants                             $ 1,209              1,039        170

(6)   ADMINISTRATIVE EXPENSES

Under the Plan, expenses incurred in the purchase of shares and the expenses of the Trustee are payable by the Company. Expenses incurred in the sale of shares for a withdrawing participant are netted from the proceeds of such sale. All other administrative expenses of the Plan are the responsibility of the Plan. However in 1994 and 1993, the Company elected to pay for all administrative expenses of the Plan.

(7)   STOCK DIVIDEND

During 1994, the Plan received 10,205 shares of Scott & Stringfellow Financial, Inc. common stock as a result of a 6:5 stock split effected in the form of a 20% stock dividend declared by the Company. The stock dividend was declared on May 18, 1994 and distributed on August 26, 1994 to shareholders of record on August 5, 1994. Accordingly, the stock dividend was accounted for on the record date of August 5, 1994 similar to a stock split and therefore had no effect on the total market value of Scott & Stringfellow Financial, Inc. common stock held by the Plan on that date.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCOTT & STRINGFELLOW FINANCIAL, INC.
1992 EMPLOYEE STOCK PURCHASE PLAN

By: /s/ David Plageman
----------------------------
David Plageman
Chairman of the Plan Administration Committee


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                             Consent of Independent Auditors





     Administrative Committee
     Scott & Stringfellow Financial, Inc.
     1992 Employee Stock Purchase Plan:

     We consent to incorporation by reference in the Registration Statement No. 33 54700 on Form S 8 of Scott & Stringfellow Financial, Inc. 1992 Employee Stock Purchase Plan (the Plan) of our report dated March 3, 1995, relating to the statements of financial condition of the Scott & Stringfellow Financial, Inc. 1992 Employee Stock Purchase Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for the years then ended, which report appears in the December 31, 1994 annual report on Form 11K of the Plan.


     KPMG Peat Marwick LLP


     Richmond, Virginia
     March 30, 1995